October 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Stacey Peikin

Re:	Portillo’s Inc. Registration Statement on Form S-1, as amended (File No. 333-259810) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jefferies LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and Piper Sandler & Co., as representatives of the several underwriters, hereby join Portillo’s Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-259810) (the “Registration Statement”) to become effective as of 4:00 p.m. Eastern time, on October 20, 2021, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

By: JEFFERIES LLC

By:	/s/ Michael Bauer
Name: Michael Bauer
Title: Managing Director

By: MORGAN STANLEY & CO. LLC

By:	/s/ Akanksha Agarwal
Name: Akanksha Agarwal
Title: Executive Director

By: BOFA SECURITIES, INC.

By:	/s/ Roger C. Matthews, Jr.
Name: Roger C. Matthews, Jr.
Title: Managing Director

By: PIPER SANDLER & CO.

By:	/s/ Carlos Sanchez
Name: Carlos Sanchez
Title: Managing Director

[Signature Page to Acceleration Request]